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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                 Form 20-F  X      Form 40-F
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       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                       Yes                No  X
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       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                       Yes                No  X
                          -----             -----

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    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                       Yes                No  X
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 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ENDESA, S.A.

Dated: September 19th, 2003                   By: /s/ David Raya
                                                  -----------------------------
                                             Name: David Raya
                                            Title: Manager of North America
                                                   Investor Relations

                   ENDESA Launches Its Green Tariff


    NEW YORK--(BUSINESS WIRE)--Sept. 19, 2003--

    -- The new tariff is offered to any residential or small business client under the 2.0 tariff.

    -- With this tariff ENDESA makes the commitment of supplying 100% renewable hydro electricity to these clients.

    -- The renewable source of the energy will be guaranteed through certifications and audits made by Red Electrica de Espana
        (REE).

    In order to provide products and services accommodated to the necessities of every type of client, ENDESA (NYSE: ELE) launches a green tariff for any retail client under the 2.0 tariff.
    With this tariff, ENDESA makes the commitment of supplying 100% renewable hydro energy to those clients contracted under this tariff. In addition, ENDESA will contribute to the reforestation, planting a tree for each new client under this tariff.
    The renewable source of the energy will be guaranteed through certifications and audits made by Red Electrica de Espana (REE).
    The offer represents a surcharge for the client of 2.45%, meaning between EUR 3 and EUR 6 a year for an average retail client.
    For additional information please contact David Raya, North America Investor Relations Office, telephone # 212 750 7200.
    http://www.endesa.es


    CONTACT: North America Investor Relations Office
             David Raya, 212-750-7200